                                                                                                                                                              McDonald's Corporation
                                                                                                                             2915 Jorie Boulevard
                                                                                                                    Oak Brook, IL  60523-1900

June 21, 2006

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:     McDonald’s Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-05231

Dear Ms. Cvrkel:

In reply to your letter dated May 26, 2006, we have the following responses to your comments. We appreciate the staff’s willingness to discuss the comments with us and to provide us with the staff’s perspective on these matters.

Form 10-K for the year ended December 31, 2005
Item 6. Selected Financial Data, page 12

1. Comment
Revise future filings to balance your presentation of cash provided by operations with disclosures of cash flows from investing and financing activities for each year presented.

Response
In an effort to provide a balanced presentation in Item 6, we have included what we believe to be the most significant uses of cash flows for investing (i.e. capital expenditures) and financing activities (i.e. treasury stock purchases and common stock cash dividends). As requested by the staff, however, we will enhance future filings to include total cash used for or provided by both investing and financing activities.

Financial Statements
Summary of Significant Accounting Policies
Long-lived assets, page 40

2. Comment
We note that you initially group assets together at the television level in the U.S. and at the country level for each of the international markets for purposes of annually reviewing your restaurant assets for impairment. Supplementally tell us, with a view toward expanded disclosure in future filings, how you determine that cash flows of single restaurants are not independent for purposes of initially grouping assets for purposes of performing your recoverability test pursuant to paragraph 10 of SFAS 144. We may have further comments.

Response
We supplementally advise the staff that, for purposes of assessing indicators of impairment as contemplated by paragraph 8 of SFAS 144, we assess specific events at the individual restaurant level such as a decision to close an individual restaurant or the condemnation of a site by a governmental authority. Additionally, in assessing whether an indicator of impairment exists, we believe that a meaningful indicator in our business is recurring negative operating cash flow for a trailing 24-month period at a market level since we manage our restaurants as a group or portfolio with significant common costs (i.e. advertising and supply chain costs) and promotional activities. As such, we do not believe negative cash flows are a meaningful indicator for each individual restaurant because restaurant cash flows, although identifiable, are not largely independent of the cash flows of other restaurants in a market. If we determine in connection with this initial market-level assessment that any of our market groups have recurring negative cash flow for the trailing 24-month period, we perform, as appropriate, detailed testing at the individual restaurant level for purposes of recognition and measurement of an impairment loss in accordance with paragraph 10 of SFAS 144.

Other

3. Comment
Please revise your notes to your financial statements in future filings to disclose commitments and contingencies, including management’s assessment of loss contingencies as required by SFAS 5.

Response
At December 31, 2005, the Company did not have any commitments and contingencies that met SFAS 5 requirements for disclosure. We will continue to review SFAS 5 disclosure requirements and will make the appropriate disclosures as warranted in future filings.

In connection with this response, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your comments. If you have any questions on this letter or need further assistance, please call Dave Pojman, Corporate Senior Vice President - Controller, at (630) 623-3162 or me at (630) 623-7001.

Sincerely,

/S/ Matthew H. Paull
Matthew H. Paull
Corporate Senior Executive Vice
President and Chief Financial Officer

cc: U.S. Securities and Exchange Commission
               Katherine Mathis
               Lyn Shenk
McDonald’s Corporation
Jim Skinner, Chief Executive Officer
Dave Pojman, Corporate Senior
     Vice President - Controller